UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of the Application of:

VERSUS CAPITAL MULTI-MANAGER REAL ESTATE INCOME FUND LLC

and

VERSUS CAPITAL ADVISORS LLC

File No. 812-

Application for an Order Granting Exemptive Relief Pursuant to Section 6(c) of

The Investment Company Act of 1940 (the “Act”)

from Sections 18(c) and 18(i) of the Act and

Pursuant to Section 17(d) of the Act and Rule 17d-1 Thereunder

Please direct all communications regarding

this Application to:

Alan S. Hoffman, Esq.

Winston & Strawn LLP

200 Park Avenue

New York, NY 10166-4193

(212) 294-6700

With copies to:

Mark D. Quam

Versus Capital Advisors LLC

7100 E. Belleview Avenue, Suite 306

Greenwood Village, CO 80111-1632

(303) 226-1479

February 23, 2012

This document (including exhibits) contains 20 pages.

TABLE OF CONTENTS

I.	THE PROPOSAL		1

II.	STATEMENT OF FACTS		2

	A.	Versus Capital Multi-Manager Real Estate Income Fund LLC (the “Fund”)	2
	B.	Versus Capital Advisors LLC (the “Adviser”)	4
	C.	Other Provisions	4

III.	EXEMPTION REQUESTED		5

	A.	The Multi-Class System	5
	B.	Asset-Based Distribution Fees	5

IV.	COMMISSION AUTHORITY		5

V.	DISCUSSION		5

	A.	Background	5
	B.	Multiple Classes of Shares — Exemptions from Sections 18(c) and 18(i) under the Act	8
	C.	Asset-Based Distribution Fees	10

VI.	APPLICANTS’ CONDITION		12

VII.	CONCLUSION		12

EXHIBITS

Exhibit A-	Resolutions of the Board of Directors of Versus Capital Multi-Manager Real Estate Income Fund LLC

Exhibit B-	Verifications of Versus Capital Multi-Manager Real Estate Income Fund LLC and Versus Capital Advisors LLC

i

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

IN THE MATTER OF:

VERSUS CAPITAL MULTI-MANAGER REAL ESTATE INCOME FUND LLC AND VERSUS CAPITAL ADVISORS LLC

APPLICATION FOR AN ORDER GRANTING CERTAIN EXEMPTIONS PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) FROM SECTIONS 18(c) AND 18(i) OF THE ACT AND PURSUANT TO SECTION 17(d) OF THE act and RULE 17d-1 THEREUNDER

File No. 812-

I.              THE PROPOSAL

Versus Capital Multi-Manager Real Estate Income Fund LLC (the “Fund”) is a registered closed-end management investment company, advised by Versus Capital Advisors LLC (the “Adviser”).  The Fund and the Adviser are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 18(c) and 18(i) of the Act and (ii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Fund to issue multiple classes of shares and to impose early withdrawal charges (“EWCs”) and asset-based distribution fees with respect to a certain class.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,(1) acts as investment adviser and which operates as an interval fund pursuant to Rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 (the “Exchange Act”) (collectively, the “Funds”).  Any of the Funds relying on this relief in the future will do so in a manner consistent with the terms and conditions of this application (the “Application”).  Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

(1)  A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

The Fund anticipates that it will commence a continuous public offering of its common shares within one year following the completion of its initial registration under the Securities Act of 1933, as amended, and, if the requested relief is granted, the Fund intends to redesignate its common shares as “Class F Shares.”  Additionally, if the requested relief is granted the Fund intends to continuously offer two additional classes of shares (“Class I Shares” and “Class Y Shares”), with each class having its own fee and expense structure.  Additional offerings by any Funds relying on the Order may be on a private placement or public offering basis.  Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their shares.

None of the share classes will be subject to a front-end sales charge.  The Fund’s Class F Shares will be subject to a distribution and service fee and other expenses, and an EWC.  The Fund’s Class I Shares will be subject to other expenses, but will not be subject to a distribution and service fee, nor will they be subject to an EWC.  The Fund’s Class Y Shares will be subject to other expenses, but will not be subject to a distribution and service fee, nor will they be subject to an EWC.  The Funds may in the future offer additional classes of shares and/or another sales charge structure.

Applicants represent that any asset-based service and distribution fees for each class of shares of the Funds will comply with the provisions of NASD Rule 2830(d) (the “NASD Sales Charge Rule”).(2) All references in the application to the NASD Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the NASD Sales Charge Rule.

II.            STATEMENT OF FACTS

A.                                   Versus Capital Multi-Manager Real Estate Income Fund LLC (the “Fund”)

The Fund is a recently-formed Delaware limited liability company that is registered under the Act as a non-diversified, closed-end management investment company.  The Fund’s primary investment objective is to seek consistent current income, while the Fund’s secondary objectives are capital preservation and long-term capital appreciation. The Fund’s ability to achieve current income and/or long-term capital appreciation will be tempered by the investment objective of capital preservation.  The Fund attempts to achieve these objectives by allocating its capital among a select group of institutional asset managers with expertise in managing portfolios of real estate and real estate-related securities. Under normal market conditions, the Fund will invest between 50% and 75% of its assets into investment funds (collectively, the “Investment Funds”) managed by Investment Managers (as defined below) and that invest in real estate through entities that qualify as real estate investment trusts for federal income tax purposes under the Internal Revenue Code of 1986, as amended (“REITs”) and in debt investments secured by real estate.  On an overall basis, approximately 90% of the Investment Fund assets will be held in REITs.  Furthermore, the Fund will limit its exposure to debt investments secured by real estate and held in Investment Funds that do not qualify as REITs, to less than 10% of its total assets.  Investment Funds typically accept investments on a continuous basis, have quarterly

(2)  Any reference to the NASD Sales Charge Rule includes any successor or replacement FINRA Rule to the NASD Sales Charge Rule.

repurchases, and do not have a defined termination date.  Additionally, the Fund will retain institutional asset managers (the “Investment Managers”) to sub-advise between 25% and 50% of the Fund’s assets to be invested in domestic and international publicly traded real estate securities, such as common and preferred stock of publicly listed REITs, and publicly traded real estate debt securities (cumulatively referred to as the “Real Estate Securities” and together with the Investment Funds as “Real Estate-Related Investments”).  Under normal market conditions, the Fund will invest at least 80% of its assets in Real Estate-Related Investments. In certain extreme circumstances or market environments the Fund may reduce its investment in Real Estate-Related Investments and hold a larger position in cash or cash equivalents and/or deviate from the allocations ranges to Investment Funds and Investment Managers described above.    The Fund’s address is 7100 E. Belleview Avenue, Suite 306, Greenwood Village, CO 80111-1632.

If the relief requested herein is granted, the Fund intends to redesignate its common shares as Class F Shares and to commence a continuous offering of two additional classes of shares, designated as Class I Shares and Class Y Shares.  It is expected that Class F Shares will be subject to a distribution and service fee at an annual rate of 0.75% of the average daily net assets of Class F Shares and an EWC of 2.00% for shares repurchased within one year of the initial purchase.  The Fund currently anticipates that the Class I Shares would have no front-end sales load and would not impose a distribution and servicing fee or an EWC.  The Fund currently anticipates that Class Y Shares would not be subject to front-end sales charges, distribution or servicing fees, or EWCs.

The Fund has adopted a fundamental policy to repurchase a specified percentage of its shares (no less than 5%) at net asset value on a quarterly basis.  Such repurchase offers will be conducted pursuant to Rule 23c-3 under the Act.  Each of the other Funds will likewise adopt fundamental investment policies in compliance with Rule 23c-3 and make quarterly repurchase offers to its shareholders, or provide periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act.(3) Any repurchase offers made by the Funds will be made to all holders of shares of each such Funds.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with the Fund’s periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund’s group of investment companies (collectively, “Other Funds”). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load (“CDSL”).

(3)  Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act of 1933, as amended.

B.                                     Versus Capital Advisors LLC (the “Adviser”)

The Adviser is a Delaware limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended, and serves as investment adviser to the Fund pursuant to an advisory agreement (the “Investment Management Agreement”), which has been approved by the Board, including a majority of the directors who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the Fund and by the Fund’s original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act.  The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Investment Management Agreement.(4)  Under the terms of the Investment Management Agreement, and subject to the authority of the Board, the Adviser is responsible for the overall management of the Fund’s business affairs and selecting the Fund’s investments according to the Fund’s investment objectives, policies, and restrictions.  The Adviser’s address is 7100 E. Belleview Avenue, Suite 306, Greenwood Village, CO 80111-1632.

C.                                     Other Provisions

From time to time the Fund may create additional classes of shares, the terms of which may differ from the Class F, Class I and Class Y Shares in the following respects: (i) the amount of fees permitted by different distribution plans or different service fee arrangements; (ii) voting rights with respect to a distribution plan of a class; (iii) different class designations; (iv) the impact of any class expenses directly attributable to a particular class of shares allocated on a class basis as described in this application; (v) any differences in dividends and net asset value resulting from differences in fees under a distribution plan or in class expenses; (vi) any EWC or other sales load structure; and (vii) exchange or conversion privileges of the classes as permitted under the Act.

Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), services fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class.  Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors’ fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional directors’ fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act.  Because of

(4)  As of the date of the filing of this Application, the Adviser, as the initial shareholder of the Fund, has invested seed capital money in the Fund.

the different distribution fees, services and any other class expenses that may be attributable to the Class F Shares, Class I and Class Y Shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other.  As a result, the net asset value per share of the classes may differ at times.  Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class.  Distribution fees will be paid pursuant to a distribution plan with respect to a class.

III.           EXEMPTION REQUESTED

A.                                   The Multi-Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of shares of a Fund may be deemed (i) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the Act and thus be prohibited by Section 18(c) and (ii) to violate the equal voting provisions of Section 18(i) of the Act.

B.                                     Asset-Based Distribution Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and service fees.

IV.           COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 17(d) of the Act and Rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.            DISCUSSION

A.                                   Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.(5)  For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes.  Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors.  Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity.  In Protecting Investors, the staff determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.(6)

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing.  The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.(7)  The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.(8)  The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.(9) The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.(10)

(5)  SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.

(6)  Id. at 424.

(7)  Id. at 439-40.

(8)  Id. at 424.

(9)  Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).

(10)  Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.(11)  Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution fees for which the Funds seek relief.  Since 1998, the Commission granted relief to the following closed-end investment companies to issue multiple classes of shares, to impose EWCs and to impose distribution and service fees, e.g., Eaton Vance Institutional Senior Floating-Rate Fund, Eaton Vance Prime Rate Reserves, EV Classic Senior Floating-Rate Fund, Pilgrim Senior Income Fund, AIM Floating Rate Fund, Nuveen Floating Rate Fund, Oppenheimer Senior Floating Rate Fund, Kemper Floating Rate Fund, and North American Senior Floating Rate Fund, Inc.(12)  In addition, in 1997, Sierra Prime Rate Income Fund obtained exemptive relief to permit a closed-end fund to issue multiple classes of shares imposing different distribution and withdrawal fees.(13)

(11)  Protecting Investors at 439-40; Proposing Release at 27.

(12)  See ASGI Agility Income Fund, et al., Investment Co. Act Rel. No. 29793 (September 19, 2011) (Notice) and Investment Co. Act Rel. No. 29837 (October 17, 2011) (Order); Highland Capital Management, L.P., et al., Investment Co. Act Rel. No. 28888 (August 27, 2009) (Notice) and Investment Co. Act Rel. No. 28908 (September 22, 2009) (Order); Allianz RCM Global Econtrends Fund, et al., Investment Co. Act Rel. No. 27936 (August 23, 2007) (Notice) and Investment Co. Act Rel. No. 27971 (September 18, 2007) (Order); Man-Glenwood Lexington, LLC, et al., Investment Co. Act. Rel. No. 27263 (March 16, 2006) (Notice) and Investment Co. Act Rel. No. 27285 (April 11, 2006) (Order); Franklin Floating Rate Trust, et al., Investment Co. Act Rel. No. 26181 (September 23, 2003) (Notice) and Investment Co. Act Rel. No. 26234 (October 30, 2003) (Order); Eaton Vance Management, et al., Investment Co. Act Rel. No. 24648 (September 19, 2000) (Notice) and Investment Co. Act Rel. No. 24689 (October 16, 2000) (Order) along with Eaton Vance Management, et al., Investment Co. Act Rel. No. 23770 (April 6, 1999) (Notice) and Investment Co. Act Rel. No. 23818 (April 30, 1999) (Order) and Eaton Vance Management, et al., Investment Co. Act Rel. No. 22670 (May 19, 1997) (Notice) and Investment Co. Act Rel. No. 22709 (June 16, 1997) (Order); ING Pilgrim Investments LLC, et al., Investment Co. Act Rel. No. 24881 (February 28, 2001) (Notice) and Investment Company Act Rel. No. 24916 (March 27, 2001) (Order); AIM Advisors, Inc., et al., Investment Co. Act Rel. No. 24110 (October 25, 1999) (Notice) and Investment. Co. Act Rel. No. 24149 (November 22, 1999) (Order); Nuveen Floating Rate Funds, et al., Investment Co. Act Rel. No. 24066 (October 1, 1999) (Notice) and Investment Co. Act Rel. No. 24114 (October 27, 1999) (Order); Oppenheimer Senior Floating Rate Funds, et al., Investment Co. Act Rel. No. 23945 (August 12, 1999) (Notice) and Investment Co. Act Rel. No. 23992 (September 2, 1999) (Order); Kemper Floating Rate Funds, et al., Investment Co. Act Rel. No. 23811 (April 27, 1999) (Notice) and Investment Co. Act Rel. No. 23846 (May 24, 1999) (Order); CypressTree Asset Management Corp., Inc. et al., Investment Co. Act Rel. No. 23312 (July 10, 1998) (Notice) and Investment Co. Act Rel. No. 23378 (August 5, 1998) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, et al., Investment Co. Act Rel. No. 24805 (December 27, 2000) (Notice) and Investment Co. Act Rel. No. 24833 (January 19, 2001) (Order); and Van Kampen Investment Advisory Corp., et al., Investment Co. Act Rel. No. 25924 (February 3, 2003) (Notice) and Investment Co. Act Rel. No. 25951 (March 3, 2003) (Order).

(13)  Sierra Prime Income Fund, Investment Co. Act Rel. No. 22512 (February 14, 1997) (notice); Investment Co. Act Rel. No. 22556 (March 12, 1997) (order). Sierra Prime Income Fund proposed to make quarterly tender offers, but not in reliance on Rule 23c-3 (“Sierra Prime Income Fund”).

B.                                     Multiple Classes of Shares — Exemptions from Sections 18(c) and 18(i) under the Act

Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of Shares of a Fund might be deemed (i) to result in the issuance of a “senior security”(14) within the meaning of Section 18(g) of the Act and thus be prohibited by Section 18(c) of the Act, and (ii) to violate the equal voting provisions of Section 18(i) of the Act.

A registered closed-end investment company may have only one class of debt and only one class of stock that is a senior security.  In particular, Section 18(c) of the Act provides that “it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: Provided, That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . .”  Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company   . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

The multi-class system proposed herein may result in shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options.  Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her shares and other relevant circumstances.  The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of shares, the success of the new portfolios might be limited.  Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

(14)  Section 18(g) of the Act defines “senior security” as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

Under the proposal, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise.  As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act’s “senior security” provisions are satisfied.  After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,(15) the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.(16)

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies’ multiple class structures.  The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund’s assets.  In addition, the proposed structure will not increase the speculative character of each Fund’s shares.  Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of common shares with varying distribution arrangements in a single portfolio as they are to open-end funds.  Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures.  In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its common shares.

In particular, the Funds will offer their shares continuously at a price based on net asset value.  Differences among classes will, as detailed above, relate largely to differences in distribution arrangements.  Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities.  However, those technical differences do not appear relevant here.  Although closed-end funds may not issue

(15)  See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

(16)  See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

multiple classes of common shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.(17)  Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common stock.  Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of common stock on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders.  Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of shares offered.  Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-lA.(18)  Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports(19) and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.(20)  Each Fund will include these disclosures in its shareholder reports and prospectus.

The requested relief is similar to the exemptions discussed above granted by the Commission to the Kemper Floating Rate Fund, North American Senior Floating Rate Fund(21) and Sierra Prime Income Fund.(22)  In those cases, the Commission permitted closed-end prime rate funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers, respectively, for a portion of their shares, to implement a multiple-class structure.  Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C.                                     Asset-Based Distribution Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of

(17)  See Stein Roe Floating Rate Income Fund, et al., Investment Co. Act Rel. No. 24014 (Sept. 15, 1999) (notice) and Investment Co. Act Rel. No. 24078 (October 13, 1999) (order); Kemper, supra note 12; CypressTree, supra note 12; Sierra Prime Income Fund, supra note 13.

(18)  In all respects other than class-by-class disclosure, each Fund intends to comply with the requirements of Form N-2.

(19)  Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

(20)  Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

(21)  Kemper, supra note 12; CypressTree, supra note 12.

(22)  Sierra Prime Income Fund, supra note 13.

the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution fee.(23)

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by each Fund in connection with its plan with respect to each class of shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,(24) it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act.  The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs

(23)  Applicants do not concede that Section 17(d) applies to the asset-based distribution fees discussed herein, but requests this exemption to eliminate any uncertainty.

(24)  See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.(25)

As a closed-end management investment company, the Fund may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with the Fund’s financing the distribution of its shares should be resolved by the Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Fund will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies.

VI.                                APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3 and 18f-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the NASD Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.                            CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will insure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.(26)

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this application have been complied with in accordance with the limited liability company operating agreements of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Fund’s Board of Directors are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

(25)  Id.

(26)  See Stein Roe supra note 17; Kemper supra note 12; CypressTree, supra note 12; see also Sierra Prime Income Fund, supra note 13; Eaton Vance, supra note 12; Franklin Floating Rate Trust, supra note 12.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is 7100 E. Belleview Avenue, Suite 306, Greenwood Village, CO 80111-1632 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * *

[Signature Page Follows]

VERSUS CAPITAL MULTI-MANAGER
REAL ESTATE INCOME FUND LLC

	By:	/s/ Bill Fuhs
		Name:	Bill Fuhs
		Title:	Chief Financial Officer

VERSUS CAPITAL ADVISORS LLC

	By:	/s/ Mark Quam
		Name:	Chief Executive Officer
		Title:	Mark Quam

Dated: February 21, 2012

EXHIBIT A

Resolutions of the Board of Directors of

Versus Capital Multi-Manager Real Estate Income Fund LLC

RESOLVED,

That the officers of the Fund be, and they hereby are, and each of them acting individually hereby is, authorized and directed to execute and file with the Securities and Exchange Commission on behalf of the Fund the “Application for an Order Granting Exemptive Relief Pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) from Sections 18(c) and 18(i) of the Act and Pursuant to Section 17(d) of the Act and Rule 17d-1 Thereunder” (the “Exemptive Relief Application”), to, among other things, substitute the Fund as an applicant, in the form presented to this meeting, with such changes as the officers may approve with the advice of counsel to the Fund, and any amendments thereto, in a form satisfactory to such officers and Fund counsel, the execution and filing of the Exemptive Relief Application and any amendment thereto to be conclusive evidence of the Board’s authorization hereby.

RESOLVED,

That the officers of the Fund be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Fund, and under its corporate seal or otherwise, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Relief Application and any amendments thereto, and all related exhibits, on behalf of the Fund, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

A-1

EXHIBIT B

Verifications of Versus Capital Multi-Manager Real Estate Income Fund LLC and

Versus Capital Advisors LLC

The undersigned states that he has duly executed the attached application dated February 23, 2012 for and on behalf of Versus Capital Multi-Manager Real Estate Income Fund LLC in his capacity as the Chief Financial Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	Versus Capital Multi-Manager Real Estate Income Fund LLC

/s/ William Fuhs
Name:	William Fuhs
Title:	Chief Financial Officer

The undersigned states that he has duly executed the attached application dated February 23, 2012 for and on behalf of Versus Capital Advisors LLC in his capacity as the Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	Versus Capital Advisors LLC

/s/ Mark Quam
Name:	Mark Quam
Title:	Chief Executive Officer